# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EBR SYSTEMS, INC., CIK 0001347123
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 480 Oakmead Parkway, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-123099
Filed by CIK 0001327518

## Reporting persons
- Split Rock Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,172,239; sole dispositive power 0; shared dispositive power 2,172,239; aggregate amount beneficially owned 2,172,239 (2.9% of the class)
- Split Rock Partners Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,172,239; sole dispositive power 0; shared dispositive power 2,172,239; aggregate amount beneficially owned 2,172,239 (2.9% of the class)
- SPVC VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 765,331; sole dispositive power 0; shared dispositive power 765,331; aggregate amount beneficially owned 765,331 (1% of the class)
- SPVC Management VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 765,331; sole dispositive power 0; shared dispositive power 765,331; aggregate amount beneficially owned 765,331 (1% of the class)
- Michael Gorman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,937,570; sole dispositive power 0; shared dispositive power 2,937,570; aggregate amount beneficially owned 2,937,570 (3.9% of the class)
- James Simons: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,937,570; sole dispositive power 0; shared dispositive power 2,937,570; aggregate amount beneficially owned 2,937,570 (3.9% of the class)
- David Stassen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,937,570; sole dispositive power 0; shared dispositive power 2,937,570; aggregate amount beneficially owned 2,937,570 (3.9% of the class)

## Item 1. Issuer
Name of issuer: EBR SYSTEMS, INC.
Address of issuer's principal executive offices: 480 Oakmead Parkway, Sunnyvale, CA, 94085.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Split Rock Partners, LP ("Split Rock LP")
Split Rock Partners Management, LLC ("Split Rock GP")
SPVC VI, LLC ("SPVC VI")
SPVC Management VI, LLC ("SPVC VI Manager")
Michael Gorman ("Gorman")
James Simons ("Simons")
David Stassen ("Stassen")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
16526 West 78th Street, Suite 504
Eden Prairie, Minnesota 55346
Citizenship:
Split Rock LP Delaware
Split Rock GP Delaware
SPVC VI Delaware
SPVC VI Manager Delaware
Gorman United States
Simons United States
Stassen United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
There is no CUSIP number assigned to the Common Stock.

Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 1,973,246 shares of Common Stock underlying 19,732,460 CHESS Depositary Interests ("CDIs") and 198,993 shares of Common Stock issuable upon the exercise of immediately exercisable warrants directly held by Split Rock LP and (ii) 699,648 shares of Common Stock underlying 6,996,480 CDIs and 65,683 shares of Common Stock issuable upon the exercise of immediately exercisable warrants directly held by SPVC VI.

Split Rock GP is the general partner of Split Rock LP and shares the power to direct the voting and disposition of the securities held by Split Rock LP. SPVC VI Manager is the manager of SPVC VI and shares the power to direct the voting and disposition of the securities held by SPVC VI. Messrs. Gorman, Simons and Stassen are the managing partners of each of Split Rock GP and SPVC VI Manager and share the power to direct the voting and disposition of the securities reported herein.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 75,330,559 shares of common stock outstanding as of June 29, 2026, as reported in the Issuer's definitive proxy statement, filed with the Securities and Exchange Commission (the "SEC") on June 29, 2026, adjusted for shares issuable upon exercise of the warrants, as applicable.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13G filed with the SEC on [November 26, 2024).

## Signatures
- Split Rock Partners, LP: /s/ Michael Gorman, By Split Rock Partners Management, LLC, its General Partner, By Michael Gorman, Managing Partner (08/14/2026)
- Split Rock Partners Management LLC: /s/ Michael Gorman, By Michael Gorman, Managing Partner (08/14/2026)
- SPVC VI, LLC: /s/ Michael Gorman, By SPVC Management VI, LLC, its Manager, By Michael Gorman, Managing Partner (08/14/2026)
- SPVC Management VI, LLC: /s/ Michael Gorman, By Michael Gorman, Managing Partner (08/14/2026)
- Michael Gorman: /s/ Michael Gorman, Michael Gorman (08/14/2026)
- James Simons: /s/ James Simons, James Simons (08/14/2026)
- David Stassen: /s/ David Stassen, David Stassen (08/14/2026)